UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-38030

FLAGSHIP GLOBAL CORPORATION
(Exact name of registrant as specified in its charter)

2 Wetherby Grange
Old Boston Road
Wetherby LS22 5PB
West Yorkshire
United Kingdom
Phone: +44 7950 221179
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $.0001 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 118

Pursuant to the requirements of the Securities Exchange Act of 1934, Flagship Global Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized persons.

Flagship Global Corporation
By:	/s/ Stephen Mocicki
Name:	Stephen Mocicki
Title:	Chief Executive Officer